Exhibit 11.1

INTELLIPHARMACEUTICS INTERNATIONAL INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(Effective October 22, 2009)

I.	Purpose and Application

The board of directors (the “Board”) of IntelliPharmaCeutics International Inc. (the “Company”) has adopted this Code of Business Conduct and Ethics (the “Code”), which is designed to provide guidance on the conduct of the Company’s business in accordance with high ethical standards.  As a public company, the Company must not only conduct, but must also be seen to conduct, its business in accordance with such high ethical standards.

The Code constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.

The Code applies to all directors, officers, employees and consultants of the Company and its subsidiaries (who are referred to collectively as “Company Personnel”).

Company Personnel are expected to:

•	Understand the requirements of his or her position, including Company expectations and applicable governmental rules and regulations.

•	Comply with this Code and all applicable laws, rules and regulations.

•	Report any violation of this Code of which he or she becomes aware.

•	Be accountable for complying with this Code.

II.	Compliance

The Board is responsible for monitoring compliance with the Code.  A waiver of this Code will be granted only in exceptional circumstances and shall be granted by the Board only.

III.	Conflicts of Interest

A “conflict of interest” exists whenever an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.  Company Personnel must act honestly and in good faith, with a view to the best interests of the Company.  Company Personnel must avoid situations involving a conflict or the potential for a conflict between their personal interests and the interests of the Company.

Some examples of possible conflicts include:

Financial Interest: Company Personnel and their families (including spouse, children or spouse equivalent residing together) shall not own, control or direct a material financial interest (greater than 5%) in a competitor or in any business enterprise which does or seeks to do business with the Company, unless approved by the Board in advance.

Material Interests in Transactions and Agreements: If Company Personnel has a material interest in any transaction that the Company proposes to enter into, such person shall disclose such interest to the Board and shall comply with the applicable laws, rules and policies which govern “conflicts of interest” in connection with such transaction or agreement.

Outside Business Activities: Company Personnel must ensure that any outside business or activity does not present a real or perceived conflict with the interests of the Company.

Outside Directorships: Company Personnel are free to take on directorships, however, Company Personnel must be aware of any potential for conflicts with the interests of the Company.

Gifts and Entertainment: Company Personnel must be prudent in offering or accepting gifts (including tickets to sporting, recreational or other events) to or from a person or entity with which the Company does or seeks to do business.  Company Personnel are prohibited from soliciting or receiving any gift, loan, reward or benefit from any person or entity in exchange for any decision, act or omission by any Company Personnel in the course of carrying out their functions.

Customer and Supplier Relations: All customers, suppliers and independent contractors purchasing or furnishing goods and services must be dealt with fairly.  Decisions to hire a subcontractor or source materials from a particular vendor must be made on the basis of objective criteria such as quality, reliability, technical experience, price, delivery, service and maintenance of adequate sources of supply.

IV.	Confidential Information

Confidential information is information that is not known to the general public and includes research, strategic plans and objectives, unpublished lists, databases, financial information and all intellectual property, including trade secrets, software, trademarks, copyrights and patents.

Company Personnel must protect the confidentiality of information concerning the Company and its business activities, as well as that of companies having business dealings with the Company.  Confidential information may not be given or released without proper authority and appropriate protection to anyone not employed by the Company or to Company Personnel who have no need for such information.

Company Personnel are prohibited from trading or encouraging others to trade in the securities of the Company where the person trading is in possession of material non-public information.

V.	Use of Corporate Assets and Opportunities

All Company Personnel are responsible for protecting the Company’s assets against loss from unauthorized or improper use or disposition:

Use of Resources: Resources include Company time, materials, supplies, equipment, information, electronic mail and computer systems.  These resources are generally only to be used for Company purposes.

Use of Internet and Email: Company computer networks and information resources include electronic mail and messaging systems and the public Internet.  Company computer resources and networks are provided for Company-related business purposes.  Excessive personal use is inappropriate.  Use of Company computer resources to view, retrieve or send sexually-related or pornographic messages or material, violent or hate-related messages or material, bigoted, racist or other offensive messages or other messages or material related to illegal activities is strictly prohibited.

Use of Company Name:  Company Personnel must not use their employment or consultant status to obtain personal gain from those doing or seeking to do business with the Company.  Company Personnel may not use the Company’s name or purchasing power to obtain personal discounts or rebates unless the discounts are made available to all Company Personnel.

Patents and Inventions:  Inventions, discoveries and copyright material, made or developed by Company Personnel in the course of, and relating to, their employment with the Company are the property of the Company unless a written release is obtained or covered by contract.

Records Retention:  Business documents and records (voice, paper and electronic) are to be retained in accordance with the law and the Company’s record retention practices.

Corporate Opportunities:  Company Personnel cannot appropriate for themselves Company property or a business opportunity that has arisen through the use of Company property, information or by virtue of their position with the Company.

VI.	Health, Safety and Environment

The Company is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.  All Company operations are to be conducted in a manner that protects the health and safety of Company Personnel and people in the communities where the Company operates.

VII.	Employment Practices

The Company is committed to a workplace environment where Company Personnel are treated with dignity, fairness and respect.  All Company Personnel have the right to work in an atmosphere that provides equal employment opportunities and is free of discriminatory practices and illegal harassment.

VIII.	Fair Dealing

Company Personnel shall not take unfair advantage of anyone, including the Company’s security holders, customers, suppliers, competitors and employees, through manipulation, concealment,

abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

IX.	Compliance/Exceptions

Company Personnel are expected to comply with all aspects of this Code and to support others in doing so.  In the event that Company Personnel violate this Code, other policies and procedures or any of the laws and regulations that govern the Company’s business, the Company will take immediate and appropriate action up to and including termination of employment or contract, claims for reimbursement of losses or damages and reference to criminal authorities.

X.	Reporting of any Illegal or Unethical Behaviour

Company Personnel are responsible for being aware of, understanding and complying with this Code.  Company Personnel must promptly report any problems or concerns and any actual or potential violation of this Code.  To do otherwise, will be viewed as condoning a violation of this Code.

There shall be no reprisal or other action taken against any Company Personnel who, in good faith, bring forward concerns about actual or potential violations of laws or the Code.  Anyone engaging in any form of retaliatory conduct will be subject to disciplinary action, which may include termination.

Company Personnel should first raise a problem or concern with the CEO.  If that is not possible or does not resolve the matter or if the problem or concern relates to accounting or auditing matters, the matter should be reported to the Chair of the Audit Committee of the Board of Directors.  All disclosures will be treated in confidence and will involve only those individuals who need to be involved in order to conduct an investigation.

Employees who receive complaints from a member of the public, including complaints regarding accounting, internal accounting or auditing matters, should advise the complainant to report such complaints with the Chair of the Audit Committee of the Board of Directors.

Persons wishing to report a concern or complaint to the Chair of the Audit Committee on an anonymous basis may do so in writing. The concern or complaint should be specified in detail in a letter which should be delivered to the Company’s head office in a sealed envelope marked “Confidential - For the Chair of the Audit Committee”. The Company will forward the sealed envelope to the Chair of the Audit Committee.

XI.	Consequences of Violating this Code

Failure to comply with this Code will be considered by this Company to be a very serious matter.  Depending on the nature and severity of the violation, disciplinary action may be taken by the Company, up to and including termination.  In addition, the Company may make claims for reimbursement of losses or damages and/or the Company may refer this matter to the authorities.  Anyone who fails to report a violation upon discovery or otherwise condones the violation of this Code may also be subject to disciplinary action.

Adopted by the Board on October 22, 2009.